INTERIM REPORT TO SHAREHOLDERS

FOR THE THREE MONTHS ENDED MARCH 31, 2004

UNAUDITED	Three Months Ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003
Cash flow from operations	$146	$130
– per share	$0.74	$0.66
Net income	$147	$56
– per share	$0.75	$0.23

Fellow Shareholders:

During the first three months of 2004 our operations remained strong. In particular, our power generation operations achieved exceptionally robust results, driven by improved water flows in the northeast U.S. This should allow us to achieve our financial targets for 2004, and we have a number of positive operating initiatives under way which should enable us to report stronger results in the years ahead.

STRONG FINANCIAL RESULTS

For the three months ended March 31, 2004, we achieved a 12% increase in cash flow from operations to $0.74 per share compared with $0.66 per share in the first quarter of 2003. Total cash flow from operations increased to $146 million for the three-month period. This growth is the result of steady returns from our office properties, continued strength in the North American housing markets, increased contribution from our asset management operations, and above average generation levels from our power generation operation.

Net income for the quarter totaled $147 million, compared with $56 million in 2003. On a per share basis, this resulted in net income of $0.75 per share compared with $0.23 per share in the same period last year. In addition to the above operating results, this strong performance was driven by increased contributions from our resource investments which have benefited from improved prices as well as initiatives undertaken by the management teams to build these businesses.

VALUE CREATION AND GROWTH INITIATIVES

During the first quarter of 2004, we made progress on a number of strategic initiatives that further our growth objectives, build liquidity, enhance our return on capital, and position the company to pursue future opportunities.

Finalized offer for Canary Wharf Group. We continued to work with our institutional group of investors to acquire Canary Wharf Group. Our tender offer will expire in the third week of May, and we will report on the events as they transpire over the next month.

Increased our investment in premier office properties through the acquisition of Edison Place, a high quality office property in Washington, D.C., one of the strongest office markets in North America. This is our second office property acquisition in this city in the last six months, furthering our strategy of investing in stable, high growth markets when

Q1/2004 INTERIM REPORT	1

quality assets can be acquired at reasonable prices. This 10-storey property was acquired for $167.1 million and is 100% leased to Potomac Electric Power Company.

Signed two major lease agreements for 1.3 million square feet of space in New York. PricewaterhouseCoopers signed a long-term sublease for approximately 800,000 square feet at our recently completed 300 Madison Avenue property in Midtown Manhattan. This 1.2 million square foot property will be occupied by PricewaterhouseCoopers and CIBC World Markets. Law firm Cadwalader, Wickersham & Taft signed a 20-year lease for 460,000 square feet at One World Financial Center in New York. Cadwalader will occupy 14 floors at One World Financial Center. Both firms are consolidating their operations into these prestigious Midtown and Downtown locations.

Expanded our total power generating capacity to 1,830 megawatts and increased the stability of cash flows. During the quarter, we acquired two hydroelectric power generating plants in Brazil totaling 40 megawatts. This acquisition brings our portfolio of high quality power generating assets to 48, five of these in Brazil. In addition, subsequent to quarter end, we received approval to proceed with an upgrade of our northern Ontario transmission system, which when complete, will increase the overall reliability and power capacity of our portion of the provincial transmission system in northern Ontario.

Received a special dividend from our homebuilding operations. As a result of the positive operating results, continued strength and significant cash generated from surplus bulk lot sales during 2003, our public homebuilding subsidiary declared a $278 million dividend comprised of cash and notes of which our share is $139 million.

Expanded our finance and advisory service activities in the Canadian real estate sector. During the first quarter of 2004, our Brascan Real Estate Advisory Services Group was retained to sell two large portfolios of office and industrial properties totaling over $1 billion. These operations continue to benefit from the cross-selling of our real estate bridge and mezzanine lending activities as well as our broader real estate operating platform.

Expanded our asset management business with the launch of New York based Brascan Strategic Asset Management (“BSAM”), a specialist asset management group which currently manages $1.5 billion of investment assets. As a SEC registered investment advisor, BSAM closed its first public capital market deal as advisor on a series of Floating Rate Notes. This collateralized debt obligation (CDO) transaction, a first of its kind in the public CDO market, carries a coupon linked to the performance of the S&P 500.

Repurchased 0.5 million of the company’s common shares for cancellation at an average price per share of US$35.08. In addition, we renewed our normal course issuer bid which permits us to acquire up to a further 14 million shares during the period from April 21, 2004 to April 20, 2005.

OPERATING BUSINESS HIGHLIGHTS

During the first three months of 2004, we continued to maintain our focus on enhancing our return on capital and strengthening our cash flow from operations:

Real Estate

Our commercial property operations met their financial targets. Our premier office properties continued to differentiate themselves from the general market. In addition, as the North American economies continue to recover, overall real estate fundamentals are expected to improve.

During the first three months of the year, we leased 2 million square feet of space, which includes 1.5 million square feet in New York, 200,000 square feet in Toronto and 200,000 square feet in Minneapolis.

Our average lease term remains at approximately 10 years across our office portfolio, and we are currently 95% leased with few major leases rolling over during the next year. This strong lease profile compares very favorably with the average market vacancy rates in the Class A office property sector in virtually all of the cities in which we operate.

The residential property market remains robust. California and Virginia are exceptionally strong with home owners continuing to take advantage of the low interest rate environment. This, combined with a higher number of active communities, generated an increase in net new orders in the first quarter of 2004 compared with the same period last year. Our backlog of 70% of 2004 planned sales at quarter end, stood as the highest level in our history with these operations. As a result, and barring unforeseen changes in the environment for housing, we expect 2004 to be even stronger than 2003.

2	Brascan Corporation

Power Generation

We achieved above average generation during the first quarter of 2004, exceeding the long term average for this period. As a result, cash flow from operations increased to $74 million. This represents a significant increase over last year, a period in which we had below average water conditions. During the first quarter of 2004, production totaled approximately 2,157 gigawatt hours across our portfolio of 48 power generating plants. This compares with 1,363 gigawatt hours during the same period in 2003.

This strong performance was driven by a combination of higher water levels, increased contribution from our newly acquired power plants, and the integration of two recently developed plants in late 2003. With approximately 82% of our power generation contracted on a forward basis and an average contract life of 13 years, we remain confident that we will achieve the operational targets set for the balance of the year.

We are actively reviewing a number of promising power generating acquisition opportunities, primarily in the United States. However, there is a significant amount of capital in the marketplace chasing quality portfolios of assets and we are mindful of the need to maintain a disciplined approach to investing your capital. As the year plays out, we will report on our progress to you.

Funds Management

We continue to make progress in expanding our asset management activities. We have established and continue to foster partnerships with leading institutional investors, and our management teams are now fully integrated into each of our operations.

Our real estate Mezzanine Finance Fund has now established its own niche in the mezzanine real estate financing market in the United States, and continues to experience exceptionally strong deal flow. Approximately $100 million was invested, or committed to be invested, in the first quarter, and it is expected the closing of our $600 million Fund II will occur shortly.

We launched our Real Estate Opportunity Fund last year to invest in under-performing real estate across North America. The fund recently acquired a redevelopment property in Toronto and we are working on a number of other acquisitions in both Canada and the United States.

Our goal is to expand our asset management activities within our areas of expertise, primarily in real estate, power generation and resources. We continue to explore new relationships, but are primarily focused, for the balance of the year, on assisting our established current funds deploy the capital we have raised.

Noranda

Noranda generated strong returns from its operations during the first quarter. Growing demand from Asia and low inventory levels have combined to drive prices to their highest levels in a number of years. Reported net income for Noranda in the first quarter was $153 million, compared with a loss of $40 million in 2003. Strong prices, in particular for copper and nickel, contributed to the expanded improvement in results.

Noranda’s production profile is benefiting from these strong industry dynamics. We are actively reviewing our strategic options for this investment in the context of the positive fundamentals and the outlook for significant improved financial results for the foreseeable future.

Nexfor

At the end of the first quarter, Nexfor announced its intention to distribute its specialty paper and timberland business to its common shareholders. This is being done in order to surface value for shareholders by creating two distinct and independent companies. Nexfor, to be renamed Norbord Inc, will focus entirely on its industry leading panelboard business. Fraser Papers will focus on specialty papers and timberlands. Pending shareholder and other approvals, Nexfor shareholders will receive one common share in Fraser Papers for every five Nexfor common shares held. At the conclusion of this transaction, Brascan will own 43% of the shares of both entities.

We are hopeful that this split will more clearly focus the management teams and allow both companies to leverage their respective industry and operating expertise in pursuing growth opportunities without industry specific capital allocation

Q1/2004 INTERIM REPORT	3

restrictions. We found this worked extremely well with our commercial and residential real estate operations, and we hope to repeat the same success with this separation.

From an operating perspective, Nexfor reported their best quarter ever, as OSB prices increased to over $500 per thousand board feet. The strong performance in this segment of Nexfor’s operations is being driven by the buoyant residential building market and unanticipated supply shortages of OSB across North America. Based on current forward sales levels, Nexfor’s second quarter results are expected to be even stronger than the first quarter.

THREE-FOR-TWO STOCK SPLIT AND DIVIDEND DECLARATION

Brascan recently announced a three-for-two stock split of the company’s outstanding common shares, which will be implemented by way of a special dividend. Shareholders of record at the close of business on May 21, 2004 will receive one-half of a Brascan common share for each common share held (ie. one additional share for every two shares held) on June 1, 2004.

Prior to the stock dividend, shareholders will also receive a quarterly common share dividend of C$0.27 per share, payable May 31, 2004 in Canadian dollars or US equivalent to shareholders of record at the close of business on May 1, 2004. The dividend will be paid on the shares outstanding prior to the stock dividend.

On April 29, 2004, the Board of Directors, commensurate with the increased number of shares outstanding following the share split, declared a prorated quarterly common share dividend of $0.14 per share in US dollars, or Canadian equivalent to shareholders to be paid on August 31, 2004 to shareholders of record August 1, 2004. In future, the dividend will be declared and paid in US dollars, with shareholders in Canada receiving their payment in Canadian dollars, unless they elect otherwise.

Information on the stock split dividend and on our common and preferred share dividends can be found on our web site under Stock Information.

OUTLOOK

We look ahead to the balance of the year with confidence, backed by our base of sustainable and growing cash flows from across our operations, a strong financial position and attractive opportunities to put our capital to work for shareholders. We remain focused on increasing our cash flows in each of our operations and ensuring we enhance our return on capital with each of our decisions.

ADDITIONAL INFORMATION

A detailed discussion and analysis of our financial position and operating results follows. A Supplementary Information Package with more detailed financial information is posted on Brascan’s web site and should be read in conjunction with this Interim Report. The Supplementary Information Package contains management’s estimates of underlying values based on cash flows on a business unit basis.

J. Bruce Flatt
President and Chief Executive Officer
April 30, 2004

4	Brascan Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis is intended to provide readers with an assessment of our performance for the first quarter of 2004 and the comparable period in the prior years, as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated financial statements and appended notes, which are included on page 13 of this report. Additional information, including the company’s Annual Information Form, is available on the company’s web site at www.brascancorp.com or on SEDAR’s web site at www.sedar.com.

All figures are expressed in U.S. dollars unless otherwise noted. The following is a summarized statement of underlying values, book values and operating cash flows from our operations:

	Underlying Value	Book Value		Operating Cash Flow
	March 31	March 31	Dec. 31	Quarter Ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2004	2003	2004	2003
Assets
Real estate	$12,206	$8,674	$8,311	$216	$193
Power generation	3,048	1,966	1,927	74	36
Funds management	1,825	1,417	1,215	48	47

	17,079	12,057	11,453	338	276
Investments	3,581	2,100	2,003	20	18
Cash and financial assets	1,155	1,155	1,236	20	24
Accounts receivable and other	1,668	1,668	1,623	2	5

	$23,483	$16,980	$16,315	$380	$323

Liabilities
Non-recourse borrowings Property specific mortgages	$5,096	$5,096	$4,881	$78	$76
Other debt of subsidiaries	2,188	2,188	2,075	29	26
Corporate borrowings	1,212	1,212	1,213	19	14
Accounts and other payables	2,040	2,040	1,745	26	14
Shareholders’ interests Minority interests of others in assets	3,215	1,493	1,516	69	56
Preferred equity – corporate and subsidiaries	1,854	1,854	1,861	28	21
Common equity	7,878	3,097	3,024	131	116

Total shareholders’ interests	12,947	6,444	6,401	228	193

	$23,483	$16,980	$16,315	$380	$323

Per common share	$44.45	$18.07	$17.54	$0.74	$0.66

Financial Profile

Total assets at book value increased to $17.0 billion as at March 31, 2004 from $16.3 billion at December 31, 2003. The increase was due to a higher level of invested assets in our real estate and funds management operations. The increase in book value of assets was funded primarily through increased property specific mortgages, other debt of subsidiaries in our real estate operations and an increase in accounts and other payables. Shareholder interests increased slightly as net income was offset in part by dividend distributions and the repurchase of common shares. The underlying values are calculated based on calculations set forth in our Supplemental Information Package, which is posted on our web site at www.brascancorp.com.

Q1/2004 INTERIM REPORT	5

Operating Results

Operating results for the first quarter of 2004 and 2003 are summarized as follows:

	Quarter Ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003
Operating cash flow and gains Total 1	$146	$130
For common equity	131	116
Per share	0.74	0.66
Net income	$147	$56
Per share	0.75	0.23

1	Prior to preferred equity distributions

Operating cash flow in the three months ended March 31, 2004 increased 12% to $0.74 per share compared with $0.66 per share in the first quarter of 2003. Total cash flow, prior to preferred share dividends, increased to $146 million for the three month period.

The growth in cash flow is the result of steady returns from our office properties, continued strength in our residential operations and above average generation from our power generation operations. Financing costs increased relative to the prior period due to the issuance of preferred equity and long-term debt during 2003 to finance growth initiatives. Our overall cost of capital remained at 9.5%.

Net income increased significantly to $147 million for the three months ended March 31, 2004 compared with $56 million in 2003. This strong performance was driven by increased contribution from our resource investments which have benefited from improved pricing and higher production volumes.

The operating results for each segment on a cash flow basis are discussed in more detail within the Operations Review which follows. A specific discussion of net income is on page 10.

OPERATIONS REVIEW

Real Estate

Our real estate operations consist of commercial properties, predominantly office properties, residential properties, income producing land, development properties and real estate services activities. We manage approximately 140 million square feet of real estate properties. This includes our own commercial properties and co-ownership interests of approximately $2.2 billion held by institutional investors. These operations are located predominantly in North America, but also include operations in Brazil.

The composition of the company’s real estate assets and the associated operating cash flows are as follows:

	Underlying Value	Book Value		Operating Cash Flow
	March 31	March 31	Dec. 31	Quarter Ended March 31
US$ MILLIONS	2004	2004	2003	2004	2003
Commercial properties	$9,351	$6,812	$6,622	$182	$155
Residential properties	1,410	906	738	29	18
Income producing land	200	124	129	2	1
Development properties	1,029	784	774	—	17
Real estate services	216	48	48	3	2

	$12,206	$8,674	$8,311	$216	$193

The book value of our real estate portfolio increased during the quarter as a result of the acquisition of a commercial property and the seasonal build-out of inventory in our residential operations. During the quarter, our commercial operations completed the purchase of Edison Place, 701 Ninth Street, N.W. in Washington, D.C. for $167.1 million. This ten-storey, 547,000 square foot office building was completed in 2001 and is fully occupied by the Potomac Electric Power Company under a 25-year lease.

6	Brascan Corporation

Cash flow from operations increased 12% to $216 million. Our commercial property operations showed continued growth in operating income on a same property basis and benefitted from the successful completion of a sublease which contributed an additional $21 million to operating cash flows. Our residential operations continued to benefit from a strong market, which combined with a higher number of active selling communities contributed higher cash flows in the quarter. In the first quarter of 2003, we recorded a gain of $17 million from development properties on the sale of excess residential lot inventory in California.

Power Generating Operations

Our power generating operations are predominantly hydroelectric facilities located on river systems mainly in North America, most of which contain reservoirs that enable us to generate increased revenues through the sale of power during periods of high demand. The composition of our power generating operations and the associated operating cash flows are as follows:

	Capacity (MW)		Book Value		Operating Cash Flow
	March 31	Dec. 31	March 31	Dec. 31	Quarter Ended March 31
US$ MILLIONS	2004	2003	2004	2003	2004	2003
Ontario, Canada	957	957	$954	$977	$36	$24
Quebec, Canada	266	266	332	328	17	5
Northeast United States	199	174	256	228	10	1
Other North America	304	304	308	299	10	6
Brazil	101	60	90	50	1	—

	1,827	1,761	1,940	1,882	74	36
Under development	9	25	26	45	—	—

Total	1,836	1,786	$1,966	$1,927	$74	$36

Underlying value estimate			$3,048

The book value of our power generating assets increased during the quarter principally due to the acquisition of additional operations in Brazil and the completion of a 25 megawatt cogeneration plant in New Hampshire.

Cash flow from operations increased to $74 million during the quarter compared with $36 million for the same period in the prior year as a result of record generation, which exceeded our long term averages for this period. During the first quarter of 2004, production totalled approximately 2,157 gigawatt hours across our portfolio of 48 power generating plants compared with 1,363 gigawatt hours in 2003, as a result of improved hydrology conditions and increased contributions from plants acquired and developed since the first quarter of 2003.

Funds Management

We manage dedicated investment funds for ourselves and on behalf of institutional and other investors. These funds are currently concentrated in five areas of activity: Bridge Lending, Mezzanine Finance, Restructuring, Opportunistic Investments and Structured Products. Our current industry focus is in real estate, power generation and resources.

The book value of our funds management operations increased during the quarter as we continue to expand these activities. Our Bridge Lending, Real Estate Finance and Real Estate Opportunity Funds continue to experience strong deal flow and closed on a number of transactions during the quarter.

Cash flow from operations increased slightly to $48 million during the three months ended March 31, 2004 from $47 million during the same period in the prior year. The contribution from Bridge Lending, Real Estate Finance and Restructuring activities increased due to a higher level of activity. Structured Products includes our reinsurance activities, which benefitted from strong performance on existing contracts and underwritings, while the contribution from capital markets declined from the 2003 results which included particularly strong results from high yield investment activities.

Q1/2004 INTERIM REPORT	7

The following table shows the composition of the book values and funds under management at March 31, 2004 and December 31, 2003, together with the associated operating cash flows:

	Assets Under
	Management[1]	Book Value		Operating Cash Flow
	March 31	March 31	Dec. 31	Quarter Ended March 31
US$ MILLIONS	2004	2004	2003	2004	2003
Bridge Lending Fund	$812	$463	$318	$9	$4
Real Estate Finance Fund	600	180	157	4	1
Restructuring Fund	351	62	64	4	2
Real Estate Opportunity Fund	190	10	—	—	—
Structured Products	1,405	370	288	11	7
Capital Markets	500	193	273	16	25
Traditional assets under management	1,370	—	—	—	—
Other	139	139	115	4	8

Total	$5,367	$1,417	$1,215	$48	$47

Underlying value estimate		$1,825

1	Includes committed capital

Investments

Investments consist of assets which do not currently form part of our operations, but which may be integrated into our operations in the future, or alternatively may be disposed of on an opportunistic basis.

The composition of the company’s investments is as follows:

		Underlying Value	Book Value		Operating Cash Flow
		March 31	March 31	Dec. 31	Quarter Ended March 31
US$ MILLIONS	% Interest	2004	2004	2003	2004	2003
Real estate
Canary Wharf Group, plc	9%	$288	$165	$153	$—	$—
Resources
Noranda	42%	2,212	1,257	1,212	11	12
Nexfor	43%	712	386	356	5	4
Other		78	78	76	(1)	(2)
Business services		291	214	206	5	4

		$3,581	$2,100	$2,003	$20	$18

Cash flow from investments, together with the contribution from cash and securities and other income, is included in Investment and Other Income in our Statement of Income as follows:

	Quarter Ended March 31
US$ MILLIONS	2004	2003
Investments	$20	$18
Less: dividends from Noranda and Nexfor[1]	(16)	(16)
Cash, securities and other	22	29

	$26	$31

1	Accounted for on the equity basis

The book value of our investments increased as a result of the equity accounted earnings from our investments in Noranda and Nexfor, which both produced outstanding results due to higher commodity prices and volumes, as described in more detail in the Letter to Shareholders beginning on page 3 of this report. Cash flow from operations, which consists mainly of dividends received from our investments in Noranda and Nexfor, increased slightly to $20 million from $18 million in the first quarter of the prior year.

8	Brascan Corporation

CAPITAL RESOURCES AND LIQUIDITY

Cash and Financial Assets

Although we generate substantial amounts of cash flow within our operations, we generally carry modest cash balances and instead utilize excess cash to repay revolving credit lines and invest in shorter term financial assets which generate better returns while still providing a source of liquidity to fund investment initiatives. Cash balances at March 31, 2004 totaled $373 million. Financial assets represent securities that are not actively deployed within our financial operations, and which can, with varying degrees of timing, be liquidated and utilized to fund strategic acquisitions. Financial assets decreased to $782 million from $854 million as a number of positions were sold. Cash flow from cash and financial assets decreased to $20 million from $24 million as a result of a lower level of invested assets and a lower interest rate environment.

Liabilities

Liabilities consisted of borrowings which have recourse only to specific properties, borrowings which have recourse only to assets owned by the company’s subsidiaries, and long-term and short-term obligations of Brascan. Property specific mortgages increased as a result of the financing of a commercial property with a $170 million, ten-year fixed-rate mortgage at 5.1% interest. In addition, other debt of subsidiaries increased as a result of additional construction financing required to build out residential communities. Interest expense increased as a result of increased debt outstanding, compared with the first quarter of 2003.

Working Capital and Other Balances

Working capital balances include trade accounts receivable and payable held in the normal course of each of our operating businesses and other balances, including future income tax liabilities, as well as other accrued asset balances and provisions. Working capital and other balances represented a net liability of $372 million compared with a net liability of $122 million at the end of the prior year, largely as a result of increased operating liabilities in our funds management and real estate operations. Operating costs increased during the period as a result of continued expansion in our businesses and increased cash taxes paid during the quarter by our home building operations.

Shareholders’ Interests

Shareholders’ interests are comprised of three components: participating interests of other subsidiaries in our operating assets; non-participating preferred equity issued by the company and its subsidiaries; and common equity of Brascan.

Shareholders’ interests are as follows:

	Number of Shares	Underlying Value	Book Value		Operating Cash Flow[1]
	March 31	March 31	March 31	Dec. 31	Quarter Ended March 31
US$ MILLIONS	2004	2004	2004	2003	2004	2003
Participating interests of others in assets
Real estate
Commercial	78.2	$2,399	$1,006	$998	$57	$41
Residential	15.6	403	194	190	5	12
Power generation	24.1	305	185	184	7	1
Other		108	108	144	—	2

		3,215	1,493	1,516	69	56

Non-participating preferred equity
Corporate		852	852	852	15	14
Subsidiaries		1,002	1,002	1,009	13	7

		1,854	1,854	1,861	28	21

Common equity	181.2[2]	7,878	3,097	3,024	131	116

		$12,947	$6,444	$6,401	$228	$193

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions

2	Includes convertible instruments on an “as converted” basis

Q1/2004 INTERIM REPORT	9

Participating interests of others in assets decreased from $1,516 million to $1,493 million during the quarter, while minority interest expense increased as a result of higher operating cash flows from our commercial properties business. In addition, preferred dividends paid by subsidiaries increased from $7 million in the prior period to $13 million currently, as a result of the dividends associated with the $415 million of preferred shares issued by our commercial properties operations during 2003 through three offerings with favourable dividend rates averaging 5.4%.

Contractual Obligations

The following table presents contractual obligations of the company over the next five years:

		Payments Due by Period
US$ MILLIONS		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	One Year	Years	Years	Years
Long term debt
Property specific mortgages	$5,096	$707	$1,270	$443	$2,676
Other debt of subsidiaries	2,188	261	700	65	1,162
Corporate borrowings	1,212	100	12	300	800
Other obligations	608	467	—	—	141

Other obligations include $467 million of commitments by the company and its subsidiaries in the normal course of business, including: commitments to provide bridge financing; and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. Other obligations also include $141 million of shareholder advances and obligations attributable to the residential property business which are included in other liabilities.

NET INCOME

Net income is reconciled to operating cash flow, prior to dividends from Noranda and Nexfor, to reflect non-cash items as set forth below:

	Quarter ended March 31
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2004	2003
Cash flow from operations and gains	$146	$130
Less: dividends from Noranda and Nexfor	(16)	(16)

	130	114

Depreciation and amortization	56	35
Taxes and other provisions	54	28
Minority share of non-cash items	(31)	(23)
Equity accounted income (loss) from Noranda and Nexfor
Excluding restructuring charges and gains	96	(10)
Restructuring charges and gains	—	(8)

Net income	$147	56

Net income per share	$0.75	$0.23

Net income increased significantly in the first quarter of 2004. This was due to the increase in cash flow from operations discussed earlier, as well as substantial improvements in the results of both Noranda and Nexfor due to higher product prices, volumes and cost efficiencies.

Depreciation and amortization increased in the first quarter of 2004 due in part to the acquisition and development of additional commercial properties and power generation facilities. In addition, changes in accounting guidelines required our commercial property operations to adopt the straight-line method for depreciation that resulted in increased depreciation charges of $13 million during the quarter.

Taxes and other provisions, which consist primarily of non-cash tax provisions, increased during 2004 due in large measure to the increased profitability of Brascan’s operations. Brascan operates with significant tax losses, and expenses the carrying value of tax losses utilized during the period.

10	Brascan Corporation

Minority share of non-cash items reflects the extent to which the foregoing charges are attributable to the shareholders of operating subsidiaries, primarily Brookfield Properties and Brookfield Homes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In particular, estimates are required in the determination of: future cash flows utilized in assessing net recoverable amounts and net realizable values; depreciation and amortization; value of goodwill and intangible assets; ability to utilize tax losses; hedge effectiveness; and fair values for disclosure purposes. These estimates are impacted by, among other things, movements in interest rates and other factors as described in the analysis of business environment and risks included in our annual MD&A. The interrelated and complex nature of these factors prevents us from quantifying the overall impact of movements on the company’s financial statements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued handbook section 1100, “Generally Accepted Accounting Principles”. Section 1100 establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $5 million and additional depreciation of $13 million, before any tax effect during the first quarter of 2004.

Effective January 1, 2004, the company adopted AcSB handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

Brian D. Lawson
Chief Financial Officer
April 30, 2004

Q1/2004 INTERIM REPORT	11

CORPORATE SECURITIES AND DIVIDENDS

The composition of corporate securities issued by Brascan and the dividends paid in the past three fiscal years are as follows:

			Dividends per share
	Shares	Cumulative	Dec. 31	Dec. 31	Dec. 31
	Outstanding	Dividend Rate	2003	2002	2001
Class A Common Shares	171,736,999	$0.56	$0.73	$0.64	$0.64
Class A Preferred Shares
Series 1	18,891	65%P	0.54	0.43	0.70
Series 2	10,465,100	70%P	0.59	0.46	0.71
Series 3	1,171	B.A. + 40 b.p.[1]	2,112.47	1,579.32	2,902.70
Series 4 + 7	2,800,000	70% P/8.5%	0.59	0.46	0.71
Series 8	1,049,792	Variable up toP	0.81	0.65	1.01
Series 9	2,950,208	5.63%	1.01	0.90	—
Series 10	10,000,000	5.75%	1.03	0.92	0.26
Series 11	4,032,401	5.50%	0.98	0.54	—
Series 12	7,000,000	5.40%	0.83	—	—
Preferred Securities
Due 2050	5,000,000	8.35%	1.49	1.37	—
Due 2051	5,000,000	8.30%	1.48	0.92	—

1. Rate determined in a monthly auction

P – Prime Rate B.A. – Banker’s Acceptance Rate b.p. – Basis Points

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

12	Brascan Corporation

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME
THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US $MILLIONS , EXCEPT PER SHARE AMOUNTS	2004	2003
Total revenues and gains	$765	$667

Net operating income
Real estate	216	193
Power generation	74	36
Funds management	48	47
Investment income and other	26	31

	364	307
Expenses
Interest expense	126	116
Minority share of income before non-cash items	82	63
Other operating costs	26	14

Income before non-cash items	130	114
Depreciation and amortization	56	35
Taxes and other non-cash items	54	28
Minority share of non-cash items	(31)	(23)
Equity accounted income (loss) from investments	96	(18)

Net income	$147	$56

Net income per common share
Diluted	$0.75	$0.23
Basic	$0.76	$0.24

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US $MILLIONS	2004	2003
Retained earnings, beginning of period	$1,685	$1,491
Net income	147	56
Preferred equity issue costs	—	(3)
Shareholder distributions – Preferred equity	(15)	(14)
– Common equity	(33)	(29)
Amount paid in excess of the book value of common shares purchased for cancellation	(9)	(12)

Retained earnings, end of period	$1,775	$1,489

Q1/2004 INTERIM REPORT	13

CONSOLIDATED STATEMENT OF CASH FLOWS
THREE MONTHS ENDED (UNAUDITED)	March 31	March 31
US $MILLIONS	2004	2003
Operating activities
Income before non-cash items	$130	$114
Dividends from Noranda Inc.	11	12
Dividends from Nexfor Inc.	5	4

Cash flow from operations and gains	146	130
Net change in non-cash working capital balances	71	3

Cash flow provided by operating activities	217	133

Financing activities
Corporate borrowings, net of repayments	(1)	397
Property specific mortgages, net of repayments	226	(46)
Other debt of subsidiaries, net of repayments	30	22
Corporate preferred equity issued	—	117
Common shares and equivalents repurchased	(17)	(59)
Common shares of consolidated subsidiaries repurchased	(4)	(33)
Undistributed minority share of cash flow	50	43
Shareholder distributions	(48)	(43)

Cash flow provided by financing activities	236	398

Investing activities
Investment in or sale of operating assets, net
Real estate	(235)	(96)
Power generation	(58)	(110)
Funds management	(221)	(154)
Financial assets	72	(21)
Investments	(20)	(16)

Cash flow used in investing activities	(462)	(397)

Cash and cash equivalents
Increase (decrease)	(9)	134
Balance, beginning of period	382	332

Balance, end of period	$373	$466

14	Brascan Corporation

CONSOLIDATED BALANCE SHEET

		(UNAUDITED)
		March 31		December 31
US $MILLIONS		2004		2003
Assets
Cash and cash equivalents		$373		$382
Securities		782		854
Accounts receivable and other		1,668		1,623
Property, plant and equipment
Real estate		8,674		8,311
Power generation		1,966		1,927
Funds management
Securities	$860		$704
Loans receivable	462		409
Other	95		102

		1,417		1,215
Investments		2,100		2,003

		$16,980		$16,315

Liabilities
Non-recourse borrowings Property specific mortgages		$5,096		$4,881
Other debt of subsidiaries		2,188		2,075
Corporate borrowings		1,212		1,213
Accounts and other payables		2,040		1,745
Shareholders’ interests
Minority interests of others in assets		1,493		1,516
Preferred equity Corporate		852		852
Subsidiaries		1,002		1,009
Common equity		3,097		3,024

		$16,980		$16,315

Q1/2004	15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED

1.	Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2.	Changes in Accounting Policies

Effective January 1, 2004, the company implemented the new Canadian Institute of Chartered Accountants (“CICA”) issued handbook section 1100, “Generally Accepted Accounting Principles”. This section establishes standards for financial reporting in accordance with GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP. In particular, this section requires the company to record income arising from tenant leases and depreciation on buildings on a straight-line basis. Adoption of this section resulted in recognition of additional straight-line rental revenue of $5 million and additional depreciation of $13 million before any tax effect during the first quarter of 2004.

     Effective January 1, 2004, the company adopted AcSB handbook section 3110, “Asset Retirement Obligations”. Section 3110 addresses the recognition and re-measurement of obligations associated with the retirement of a tangible long-lived asset. This standard provides that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value. These obligations are capitalized to the book value of the related long-lived assets and are depreciated over the useful life of the related asset.

     Effective January 1, 2004, the company adopted Accounting Guideline 13, “Hedging Relationships” (AcG 13), the new accounting guideline issued by the CICA which increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships previously established that do not meet the criteria at the date it is first applied. AcG 13 does not change the method of accounting for derivatives in hedging relationships, but EIC 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, effective when AcG 13 is adopted, requires fair value accounting for derivatives that do not qualify for hedge accounting. Realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income in the same period as when the underlying asset, liability or anticipated transaction affects income.

3.	Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 14 of the annual financial statements. There have been no material changes, for the period ended March 31, 2004, to the disclosures related to the guarantees and commitments as reported in the most recent annual financial statements.

16	Brascan Corporation

4.	Common Equity

The company’s common equity is comprised of the following:

	(UNAUDITED)
	March 31	December 31
US$ MILLIONS	2004	2003
Convertible notes	$22	$52
Class A and B common shares	1,213	1,188
Retained earnings	1,775	1,685
Cumulative translation adjustment	87	99

Common equity	$3,097	$3,024

SHARES OUTSTANDING
Class A and Class B common shares issued	171,822,119	170,747,073
Unexercised options	8,318,248	7,575,518
Reserved for conversion of subordinated notes	1,087,512	2,528,137

Total fully diluted common shares	181,227,879	180,850,728

Brascan recently announced a three-for-two stock split of the company’s outstanding common shares, which will be implemented by way of a special dividend. Shareholders of record at the close of business on May 21, 2004 will receive one-half of a Brascan common share for each common share held (ie. one additional share for every two shares held) on June 1, 2004.

5.	Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2004, the company granted 1,200,000 stock options at an exercise price of US$34.33 per share, which was equal to the market price on the grant date. The compensation expense was calculated using the LEAPS method of valuation, assuming a 7.5 year term, 12% volatility, a weighted average expected dividend yield of 2.3% annually and an interest rate of 4.0%.

6.	Segmented and Other Information

Revenue and assets by geographic segments are as follows:

	March 31, 2004		March 31, 2003	Dec. 31, 2003
UNAUDITED
US $MILLIONS	Revenue	Assets	Revenue	Assets
United States	$421	$8,249	$360	$7,812
Canada	262	5,465	217	5,141
International	82	3,266	90	3,362

Revenue	$765	$16,980	$667	$16,315

Q1/2004 INTERIM REPORT	17

Revenue, cash flow from operations, net income and assets by reportable segments are as follows:

	Operations
	March 31, 2004			March 31, 2003			Assets
UNAUDITED		Cash flow from	Net		Cash flow from	Net	March 31	Dec. 31
US $MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	2004	2003
Real estate
Commercial properties	$280	$182	$182	$250	$155	$155	$6,812	$6,622
Residential properties	199	29	29	200	18	18	906	738
Income producing land	7	2	2	2	1	1	124	129
Development properties	—	—	—	17	17	17	784	774
Real estate services	26	3	3	19	2	2	48	48
Power generation	135	74	74	55	36	36	1,966	1,927
Funds management	80	48	48	84	47	47	1,417	1,215
Investments	16	20	100	11	18	(16)	2,100	2,003

	743	358	438	638	294	260	14,157	13,456
Financial assets and other	22	22	22	29	29	29	2,823	2,859

	$765	380	460	$667	323	289	$16,980	$16,315
Cash interest and other cash expenses		234	234		193	193
Depreciation, taxes and other non-cash items		—	79		—	40

Cash flow / income from continuing operations		$146	$147		$130	$56

Cash taxes paid for the three month period were $13 million (2003 – $3 million) and are included in other operating costs. Cash interest paid totalled $104 million (2003 – $103 million).

QUARTERLY FINANCIAL STATISTICS

	2004	2003				2002
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total
Cash flow from operations	$146	$224	$138	$132	$130	$117	$128	$110	$114
Net income (loss)	$147	$189	$100	$63	$56	$(110)	$58	$72	$63
Common equity – book value	$3,097	$3,024	$2,919	$2,864	$2,736	$2,625	$2,902	$3,059	$2,634
Common shares outstanding	171.8	170.7	171.0	170.9	171.2	174.1	176.0	177.2	166.6

Per common share (diluted)
Cash flow from operations	$0.74	$1.20	$0.69	$0.66	$0.66	$0.57	$0.63	$0.56	$0.62
Net income (loss)	$0.75	$1.00	$0.48	$0.27	$0.23	$(0.71)	$0.25	$0.35	$0.32
Dividends	$0.20	$0.19	$0.19	$0.18	$0.17	$0.16	$0.16	$0.16	$0.16
Book value	$18.07	$17.54	$16.90	$16.54	$15.76	$14.85	$16.19	$16.80	$15.58
Market trading price (NYSE)	$40.26	$30.54	$25.21	$24.56	$19.90	$20.50	$19.88	$22.98	$21.81
Market trading price (TSX) – C$	$52.30	$39.73	$34.14	$33.25	$29.43	$31.75	$31.71	$34.99	$34.05

18	Brascan Corporation

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at March 31, 2004	Symbol	Stock Exchange
Class A Common Shares	171,736,999	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 1	18,891	BNN.PR.A	Toronto
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Toronto Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

Dividend Record and Payment Dates	Record Date	Payment Date
Class A Common Shares[1]	First day of February, May,	Last day of February, May
	August and November	August and November
Class A Preference Shares[1]
Series 1, 2, 4, 10, 11 and 12	15th day of March, June	Last day of March, June,
	September and December	September and December
Series 3	Second Wednesday of each month	Thursday following second Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April,	First day of February, May,
	July and October	August and November
Preferred Securities[2]	15th day of March, June	Last day of March, June
	September and December	September and December

1.	All dividends are subject to declaration by the company’s Board of Directors.

2.	These securities pay interest on a quarterly basis.

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Q1/2004 INTERIM REPORT	19

Brascan Corporation is an asset management company. With a focus on real estate and power generation, the company has direct investments of $17 billion and a further $7 billion of asset sunder management. These include 55 premier office properties and 48 power generating plants. Brascan is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the Head Office:

Toronto: Suite 300, 181 Bay Street BCE Place, P.O. Box 762 Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-363-2856
Web Site:	www.brascancorp.com
e-mail:	enquiries@brascancorp.com

New York: One Liberty Plaza 165 Broadway,6th Floor New York, New York 10002 U.S.A.

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company P.O. Box 7010, Adelaide Street Postal Station Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.

Brascan Corporation
Suite 300, BCE Place
Box 762, 181 Bay Street
Toronto,Ontario Canada
M5J 2T3

20	Brascan Corporation